Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway announces Chief Financial Officer appointment

     TORONTO, Jan. 21 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. (TSE:KFS, NYSE:KFS) today announced the appointment of Shelly Gobin as
Vice President and Chief Financial Officer.
     Ms. Gobin,who has over 15 years experience in the insurance industry, joined Kingsway over 10 years ago. Since then, she has held increasingly progressive executive roles at Kingsway and has been significantly involved in all financial reporting and capital raising initiatives over this time. In her new role she will assume responsibility for financial reporting, capital management, taxation strategy and investor relations for the corporate group.
Shelly is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Toronto.
     "Shelly and I have worked very closely over the years and she has proved a valuable member of the executive team at Kingsway," said Shaun Jackson,
President and Chief Executive Officer. "She has built a strong and credible financial team within the organization and her experience will ensure a seamless transition of the financial management of the company. Her appointment is well deserved and reflects her strong technical abilities, dedication, and financial and operational knowledge of Kingsway."

     About the Company

     Kingsway Financial Services Inc. is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through thirteen wholly-owned insurance subsidiaries in Canada and the U.S..
Canadian subsidiaries include Kingsway General Insurance Company, York Fire &
Casualty Insurance. Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,
U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company, Mendota Insurance Company, Mendakota Insurance Company and
Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
     The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS KFS)

CO:  Kingsway Financial Services Inc.

CNW 16:03e 21-JAN-08